Exhibit (h)(6)(i)

SCHEDULE A

Dated July 1, 2014

Classes of Shares
Highland Funds II

Highland Dividend Equity Fund	A, C, R, Y

Highland Energy MLP Fund	A, C, R, Y

Highland Fixed Income Fund	A, C, R, Y

Highland Global Allocation Fund	A, C, R, Y

Highland Premier Growth Equity Fund	A, C, R, Y

Highland Small-Cap Equity Fund	A, C, R, Y

Highland Tax-Exempt Fund	A, C, Y

Highland Total Return Fund	A, C, R, Y

Highland Funds I

Highland Floating Rate Opportunities Fund	A, C, Z

Highland Long/Short Equity Fund	A, C, Z

Highland Long/Short Healthcare Fund	A, C, Z

Highland Opportunistic Credit Fund	A, C, Z

Each of the Entities, Individually and not Jointly, as Listed on Schedule A

By:
Name:	Brian Mitts
Title:	Treasurer

As an Authorized Officer on behalf of each of the Funds indicated on Schedule A

Boston Financial Data Services, Inc.

By:
Name:
Title:

Schedule A-1